PATHMAKER VARIABLE ANNUITY
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 2, 2022

This product notice provides updated information about Pathmaker variable annuity, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company (“Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA00581.
You can also obtain this information at no cost by contacting us as instructed below.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 3, 2021. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
•Effective April 29, 2022, the Invesco V.I. High Yield Fund is available as an investment option.
•Effective April 29, 2022, the Invesco V.I. Government Securities Fund is available as an investment option.
•On June 30, 2021, pursuant to the Agreement and Plan of Merger dated as of January 18, 2021, by and among Sutton Holdings Investments, Ltd. (“Buyer”), Sutton Holdings Merger Sub, L.P., Hopmeadow Holdings, LP (“HHLP”) and Hopmeadow Holdings GP LLC, the owners of HHLP sold all of the issued and outstanding equity interests in HHLP, a parent of Talcott Resolution Life Insurance Company and Talcott Resolution Life and Annuity Insurance Company (“Talcott Resolution”), to Buyer, an affiliate of Sixth Street, a global investment firm. Talcott Resolution will continue to administer your Contract and remains responsible for paying all contractual guarantees and General Account liabilities under your Contract subject to its financial strength and claims paying ability. The terms, features and benefits of your Contract will NOT change as a result of the sale. Talcott Resolution Distribution Company remains the principal underwriter for the Contracts.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges. Surrender charges may apply to both partial and full Surrenders.
•If you withdraw money from your contract within 8 years following your last premium payment, you may be assessed a surrender charge of up to 6% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $6,000.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
Fee Table The Contract - Charges and Fees - The Contingent Deferred Sales Charge
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			Fee Table
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
Fee Table The Contract - Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract	1.42%¹	1.42%¹
	Investment Options (fund fees and expenses)	0.44%²	0.94%²
1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets.
Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $2,175	Highest Annual Cost: $2,854
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive combination of fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS			Location in Prospectus

Risk of Loss	You can lose money by investing in this contract, including loss of principal.	Fee Table Fixed Accumulation Feature The Contract - Charges and Fees - The Contingent Deferred Sales Charge Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting the "About Us" tab at www.talcottresolution.com or by calling 1-800-862-6668.
	RESTRICTIONS	Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
General Contract Information The Contract - Purchases and Contract Value
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
Other Information - Contract Modification
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	The Contract - Purchase and Contract Value - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at: https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA00581.
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.68%	(2.27)%	2.47%	1.77%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.94%	4.38%	4.69%	5.62%
Fixed Income	JPMorgan Insurance Trust Core Bond Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.57%	(1.35)%	3.58%	2.98%
U.S. Equity	JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.77%	29.88%	10.63%	12.99%
U.S. Equity	JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.76%	29.34%	19.63%	17.47%
Fixed Income	Putnam VT Diversified Income Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.77%	(6.73)%	1.94%	3.32%
International Equity	Putnam VT Focused International Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.81%*	12.84%	12.29%	11.21%
Allocation	Putnam VT Global Asset Allocation Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.84%	14.25%	10.19%	10.14%
Money Market	Putnam VT Government Money Market Fund - Class IA** Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.44%	0.01%	0.79%	0.40%
Fixed Income	Putnam VT Income Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.57%	(4.44)%	3.86%	3.98%
International Equity	Putnam VT International Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.83%	9.09%	9.62%	8.59%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.56%	27.62%	14.08%	14.40%
U.S. Equity	Putnam VT Sustainable Leaders Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.64%	23.87%	22.82%	18.59%

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.
* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:    C000005985
APP A-1